UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LA JOLLA PHARMACEUTICAL COMPANY

(Name of Subject Company (Issuer))

INNOVIVA ACQUISITION SUB, INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

INNOVIVA, INC.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.0001 Per Share

(Title of Class of Securities)

503459604

(CUSIP Number of Class of Securities)

Innoviva Acquisition Sub, Inc.

Innoviva, Inc.

1350 Old Bayshore Highway Suite 400

Burlingame, CA 94010

(650) 238-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Russel Leaf

Jared Fertman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☒ Not applicable	Filing party:	☒ Not applicable
Form or Registration No.:	☒ Not applicable	Date filed:	☒ Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Innoviva Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Innoviva, Inc., a Delaware limited liability company (“Parent”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of La Jolla Pharmaceutical Company, a Delaware corporation (“La Jolla”), at a price of $6.23 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 25, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Subject Company Information.

Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

La Jolla Pharmaceutical Company

201 Jones Road

Suite 400

Waltham, MA 02451

(617) 715-3600

Securities. As of July 21, 2022, based on information provided by La Jolla there were: (i) 24,926,469 Shares issued and outstanding; (ii) 6,417,267 Shares issuable upon the exercise of outstanding stock options to purchase Shares; and (iii) 3,906.51922572953 shares of shares of Series C-12 Convertible Preferred Stock issued and outstanding. The information set forth in the INTRODUCTION of the Offer to Purchase and under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Terms of the Transaction.

Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Certain United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements—The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for La Jolla—Purpose of the Offer”)

THE TENDER OFFER—Section 14 (“Certain Effects of the Offer”)

Past Contacts, Transactions, Negotiations and Arrangements.

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with La Jolla”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements—Support Agreement”)

THE TENDER OFFER—Section 20 (“Transactions and Arrangements Concerning the Shares and Other Securities of La Jolla”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with La Jolla”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for La Jolla”)

THE TENDER OFFER—Section 19 (“Transactions and Arrangements Concerning the Shares and Other Securities of La Jolla”)

Purposes of the Transaction and Plans or Proposals.

Purposes. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for La Jolla”) is incorporated herein by reference.

(c) (1)–(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with La Jolla”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for La Jolla”)

THE TENDER OFFER—Section 14 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Dividends and Distributions”)

THE TENDER OFFER—Section 20 (“Interests of Certain La Jolla Directors and Executive Officers in the Offer and Merger”)

Source and Amount of Funds or Other Consideration.

Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

(d) Borrowed Funds. Not applicable.

Interest in Securities of the Subject Company.

Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorproated herein by reference:

THE TENDER OFFER—Section 19 (“Transactions and Arrangements Concerning the Shares and Other Securities of La Jolla”)

Persons/Assets, Retained, Employed, Compensated or Used.

Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 21 (“Fees and Expenses”)

Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with La Jolla”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for La Jolla”)

THE TENDER OFFER—Section 14 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 17 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 25, 2022.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement, published July 25, 2022 in the Wall Street Journal.

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Schedule 14D-9 filed by La Jolla with the SEC on July 25, 2022).

(a)(5)	Joint Press Release issued by La Jolla and Innoviva on July 11, 2022 (incorporated herein by reference to Exhibit 99.1 to Parent’s Current Report on Form 8-K (File No. 000-30319), filed with the SEC on July 11, 2022).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 10, 2022, among Parent, Purchaser, and La Jolla (incorporated by reference to Exhibit 2.1 to the Parent’s Current Report on Form 8-K (File No. 000-30319), filed with the SEC on July 11, 2022).

(d)(2)	Support Agreement, dated July 10, 2022, by and among Parent, Purchaser, La Jolla, Tang Capital Partners, L.P., and Kevin C. Tang Foundation (incorporated herein by reference to Exhibit 10.1 to Parent’s Current Report on Form 8-K (File No. 000-30319), filed with the SEC on July 11, 2022).

(d)(3)	Confidentiality Agreement, dated March 22, 2022, between Parent and La Jolla

(g)	None.

(h)	None.

107	Calculation of Filing Fee Table.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2022

INNOVIVA, INC.

By:	/s Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer

INNOVIVA ACQUISITION SUB, INC.

By:	/s Pavel Raifeld
Name: Pavel Raifeld
Title: President